SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 24, 2003

TALISMAN ENERGY INC.

Commission File No. 1-6665

[Translation of registrant's name into English]

3400, 888 - 3rd Street S.W.,

 Calgary, Alberta, Canada, T2P 5C5

[Address of principal executive offices]

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

     Form 40-F

X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________          No

X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):

82 -  ________________________.

The following documents are filed as exhibits hereto and are incorporated by reference into the Registration Statement on Form F-[] (File No. 333-[])

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Documents included as Part of this Report:

Exhibit No.

Document

1.

News Release dated March 24, 2003 referenced as “Talisman Renews Normal

 Course Issuer Bid”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TALISMAN ENERGY INC.

[Registrant]

Date:  March 24, 2003

    CHRISTINE D. LEE

By

Christine D. Lee

Assistant Corporate Secretary

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